                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           EDGE TECHNOLOGY GROUP, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
===============================================================================

                                   928430 10 7
                                 (CUSIP Number)

===============================================================================

                              J. Keith Benedict, Esq.
                                HW Capital, L.P.
                           1601 Elm Street, Suite 4000
                               Dallas, Texas 75201
                                 (214) 720-1600
===============================================================================

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                December 14, 2000
===============================================================================
                      (Date of Event Which Requires Filing
                                of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NUMBER 928430 10 7                                13D/A                                          Page 2 of 18

(1)      Name of Reporting Persons                                    Infinity Emerging Holdings Subsidiary limited
         I.R.S. Identification
         Nos. of Above Persons (entities only)                                                                  N/A

(2)      Check the Appropriate Box if a                                                                     (a) / /
         Member of a Group*                                                                                 (b) /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal                                                                           / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                                  0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                           10,104
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                             0
                                                     Power
               with:
                                            (10)     Shared Dispositive                                      10,104
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                 10,104
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                       / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                        .1%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                             CO




CUSIP NUMBER 928430 10 7                                13D/A                                          Page 3 of 18


(1)      Name of Reporting Persons                                                          Glacier Capital Limited
         I.R.S. Identification
         Nos. of Above Persons (entities only)                                                                  N/A

(2)      Check the Appropriate Box if a                                                                     (a) / /
         Member of a Group*                                                                                 (b) /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal                                                                           / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                                  0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                        1,141,279
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                             0
                                                     Power
               with:
                                            (10)     Shared Dispositive                                   1,141,279
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                              1,141,279
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                       / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                       7.1%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                             CO



CUSIP NUMBER 928430 10 7                                13D/A                                          Page 4 of 18


(1)      Name of Reporting Persons                                                           Summit Capital Limited
         I.R.S. Identification
         Nos. of Above Persons (entities only)                                                                  N/A

(2)      Check the Appropriate Box if a                                                                     (a) / /
         Member of a Group*                                                                                 (b) /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal                                                                           / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                                  0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                        1,141,279
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                             0
                                                     Power
               with:
                                            (10)     Shared Dispositive                                   1,141,279
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                              1,141,279
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                       / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                       7.1%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                             CO

CUSIP NUMBER 928430 10 7                                13D/A                                          Page 5 of 18


(1)      Name of Reporting Persons                                                  PurchasePooling Investment Fund
         I.R.S. Identification
         Nos. of Above Persons (entities only)

(2)      Check the Appropriate Box if a                                                                     (a) / /
         Member of a Group*                                                                                 (b) /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                  WC, OO

(5)      Check if Disclosure of Legal                                                                           / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                                 Texas

         Number of Shares                   (7)      Sole Voting                                                  0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                        2,644,841
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                             0
                                                     Power
               with:
                                            (10)     Shared Dispositive                                   2,644,841
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                              2,644,841
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                       / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                      16.5%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                             PN



CUSIP NUMBER 928430 10 7                                13D/A                                          Page 6 of 18


(1)      Name of Reporting Persons.                                                      Catalyst Master Fund, L.P.

         I.R.S. Identification
         Nos. of Above Persons (entities only)                                                                  N/A

(2)      Check the Appropriate Box if a                                                                     (a) / /
         Member of a Group (see instructions)                                                               (b) /X/

(3)      SEC Use Only

(4)      Source of Funds (see instructions)                                                                      WC

(5)      Check if Disclosure of Legal                                                                           / /
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                        Cayman Islands

         Number of Shares                   (7)      Sole Voting                                                  0
                                                     Power
         Beneficially
                                            (8)      Shared Voting                                                0
         Owned by Each                               Power

         Reporting Person                   (9)      Sole Dispositive                                             0
                                                     Power
         with:
                                            (10)     Shared Dispositive                                           0
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                413,334
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                                                                       / /
         Row (11) Excludes Certain Shares (see instructions)

(13)     Percent of Class Represented by                                                                       2.5%
         Amount in Row (11)

(14)     Type of Reporting Person (see instructions)                                                             PN

CUSIP NUMBER 928430 10 7            13D/A                           Page 7 of 18


         This Schedule 13D/A Amendment No. 5 hereby amends the Schedule 13D, as amended, filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings Limited ("IEO"), Glacier Capital Limited ("Glacier") and Summit Capital Limited ("Summit") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. ("Issuer") by reflecting the addition of Catalyst Master Fund, L.P. as a reporting person. As noted in Amendment No. 4 to this Schedule, Infinity sold all of its securities of the Issuer as of November 3, 2000 and ceased being a reporting person as of such date. Therefore, all references to Infinity in this Schedule 13D as amended are deemed to be deleted. Defined terms used but not defined herein shall have the meaning as previously set forth in Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

    Not amended.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations Promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this statement is being filed by Infinity Emerging Holdings Subsidiary Limited ("IEHSL"), Glacier Capital Limited, Summit Capital Limited and PurchasePooling Investment Fund ("PurchasePooling Fund") and Catalyst Master Fund, L.P. ("Catalyst") (collectively, the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Infinity Emerging Opportunities Limited ("Emerging"), Infinity Emerging Subsidiary Limited ("IESL"), IEO Investments Limited ("IEO Investments"), Hunt Asset Management, L.L.C. ("HAM"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("SCM"), Sandera Capital, L.L.C. ("Sandera Capital"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("Hunt"), Barrett Wissman ("Wissman"), Infinity Emerging Subsidiary Limited ("IESL"), Catalyst GP, Ltd. ("Catalyst GP"), Catalyst Asset Management Limited ("Catalyst Asset"), Hunt Financial Ventures, L.P. ("HFV"), Jon Bren ("Bren"), Aquitaine Holdings, LLC ("Aquitaine"), Mark Graham ("Graham") and Peerless International, Limited ("Peerless"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit A an agreement in writing that this statement is filed on behalf of each of them.

    (b) and (c)       REPORTING PERSONS

         Glacier, Summit and IEHSL are Nevis, West Indies Corporations and their principal address, which also serves as their principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

CUSIP NUMBER 928430 10 7            13D/A                           Page 8 of 18


         PurchasePooling Fund is a Texas joint venture, and its principal address, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         Catalyst is a Cayman Islands exempted limited partnership and its principal address, which also serves as its principal office, is c/o Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands.

         The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

         The names, business addresses, principal occupations or employments and citizenships of each officer and director of IEHSL, Glacier and Summit are set forth on attached Schedule A, which is incorporated herein by reference.

         CONTROLLING PERSONS

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

         IEHSL:

         IEHSL is owned by IESL and IEO Investments.

         IESL is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. IESL is a wholly-owned subsidiary of Emerging.

         IEO Investments is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. IEO Investments is a wholly-owned subsidiary of HAM.

         HW Capital is a Texas limited partnership, the principal business of which is acting as advisor to IEHSL, Glacier and Summit and activities related thereto.

         HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the managers of HW Capital LLC. The principal occupation of Hunt and Wissman is financial management.

         GLACIER:

         Glacier is 100% owned by Lion. The directors of Glacier are James A. Loughran and Cofides S.A.

CUSIP NUMBER 928430 10 7            13D/A                           Page 9 of 18


         Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

         Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. Hunt, Wissman and Fojtasek are the Managers of Mountain. The principal occupation of Hunt, Wissman and Fojtasek is financial management.

         HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

         HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the managers of HW Capital LLC. The principal occupation of Hunt and Wissman is financial management.

         SUMMIT:

         Summit is 100% owned by Sandera. The directors of Summit Capital Limited are Cofides S.A. and James A. Loughran.

         Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

         SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

         Sandera Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. Hunt and Wissman are the managers and principal officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management.

         HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

         HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

         PURCHASEPOOLING FUND:

         The partners of PurchasePooling Fund are IEHSL, Catalyst and Peerless. HW Capital is the manager of PurchasePooling Fund. Peerless is an offshore entity.

         CATALYST MASTER FUND, L.P.:

CUSIP NUMBER 928430 10 7            13D/A                          Page 10 of 18


         The general partner of Catalyst is Catalyst GP, Ltd., a Cayman Islands exempted company with limited liability owned HFV and Aquitaine. Catalyst Asset Management Limited, a Nevis, West Indies corporation owned HFV and Aquitaine, is the investment manager of Catalyst. HFV is controlled and managed by Hunt and Bren. Aquitaine is controlled and managed by Graham. The principal occupation of Bren, Graham and Hunt is financial management.

    (d) and (e)      During the last five (5) years, no Item 2 Person has been
         convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Bren, Fojtasek, Graham, Hunt and Wissman are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended to add the following immediately preceding the last paragraph of Item 3, as amend to date:

    On December 14, 2000, Catalyst loaned $620,000 to the Issuer and the Issuer issued to Catalyst its convertible promissory note, dated December 14, 2000, in the original principal amount of $620,000 (the "Catalyst Note"). The Catalyst Note bears interest at the rate of 8% per annum and matures on June 30, 2001. All or any portion of the principal balance of Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock at an initial conversion price of $1.50 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

     Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Set forth below are the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Persons on December 14, 2000 after giving effect to Catalyst's acquisition of the convertible note as described in Item 5(c) below.

CUSIP NUMBER 928430 10 7            13D/A                          Page 11 of 18


                                                                                            PurchasePooling
      Catalyst               IEHSL                Glacier                Summit                  Fund
------------------- --------------------- ---------------------- ---------------------- -------------------------
  Shares        %       Shares       %        Shares        %       Shares        %        Shares         %
----------- ------- ------------- ------- ------------- -------- ------------- -------- ------------- -----------
  413,334     2.5%      10,104      .1%     1,141,279      7.1%    1,141,279     7.1%     2,644,841     16.5%



                  CONTROLLING PERSONS

                  Each of HW Capital, as advisor to each of IEHSL, Summit, Glacier and PurchasePooling Fund, and HW Capital LLC, as the general partner of HW Capital, may be deemed to be beneficial owners of the Securities beneficially owned by each of IEHSL (the "IEHSL Securities"), Summit (the "Summit Securities"), Glacier (the "Glacier Securities") and PurchasePooling Fund ("PurchasePooling Securities") pursuant to Rule 13d-3 of the Act.

                  In their capacity as controlling persons of HW Capital LLC, Hunt and Wissman may be deemed to be beneficial owners of the IEHSL Securities, the Glacier Securities, the Summit Securities and the PurchasePooling Securities pursuant to Rule 13d-3 of the Act.

                  IESL and IEO Investments, as the only shareholders of IEHSL, may be deemed to be the beneficial owners of the IEHSL Securities pursuant to Rule 13d-3 of the Act. Emerging, as the sole shareholder of IESL, and HAM, as the sole shareholder of IEO Investments, may be deemed to be beneficial owners of the IEHSL Securities pursuant to Rule 13d-3 of the Act.

                  Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and Hunt, Wissman and Fojtasek, as the managers of Mountain, may be deemed to be beneficial owners of the Glacier Securities pursuant to Rule 13d-3 of the Act.

                  Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman, as the managers (and, as applicable, the executive officers) of Sandera Capital, and HW Capital, as the 100% owner of Sandera Capital, may be deemed to be beneficial owners of the Summit Securities pursuant to Rule 13d-3 of the Act.

                  Each of Catalyst, IEHSL and Peerless, as the general partners of PurchasePooling Fund, and HW Capital, as the sole and exclusive manager of PurchasePooling Fund, may be deemed to be the beneficial owners of the Catalyst Securities pursuant to Rule 13d-3 of the Act.

                  Catalyst GP, as the sole general partner of Catalyst, Catalyst Asset, as the sole and exclusive manager of Catalyst, and Hunt, Graham and Bren, as the directors of Catalyst GP and Catalyst Asset, may be deemed to be beneficial owners of the Securities beneficially owned by Catalyst pursuant to Rule 13d-3 of the Act.

CUSIP NUMBER 928430 10 7                13D/A                      Page 12 of 18


         (b)      REPORTING PERSONS

                  IEHSL shares the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities with its advisor, HW Capital.

                  Glacier shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Securities with its advisor, HW Capital.

                  Summit shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Securities with its advisor, HW Capital.

                  PurchasePooling Fund shares the power to vote or to direct the vote and to dispose or to direct the disposition of the PurchasePooling Securities with its manager, HW Capital.

                  CONTROLLING PERSONS

                  Acting through its sole general partner HW Capital LLC, HW Capital shares the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities, the Summit Securities, the Glacier Securities and the PurchasePooling Securities.

                  In their capacities as controlling persons of HW Capital LLC, Hunt and Wissman share the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities, the Summit Securities, the Glacier Securities and the PurchasePooling Securities.

                  Each of IESL and IEO Investments, as the only shareholders of IEHSL, HAM, as the sole shareholder of IEO Investments, and Emerging, as the sole shareholder of IESL, shares the power to vote or direct the vote and to dispose or to direct the disposition of the IEHSL Securities.

                  Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and Hunt, Wissman and Fojtasek, as the managers of Mountain, shares the power to vote or to limit the vote and to dispose or to direct the disposition of the Glacier Securities.

                  Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman, as the managers (and, as applicable, the executive officers) of Sandera Capital, and HW Capital, as the 100% owner of Sandera Capital, shares the power to vote or to limit the vote and to dispose or to direct the disposition of the Summit Securities.

                  Each of Catalyst, IEHSL and Peerless, as the general partners of PurchasePooling Fund, Catalyst Capital, the exclusive investment manager of Catalyst, HFV and Aquitaine Holding, LLC., the owners of Catalyst Capital, Hunt and Bren, the

CUSIP NUMBER 928430 10 7                13D/A                      Page 13 of 18


                  managers of HFV and Graham, the manager of Aquitaine, share the power to vote or to limit the vote and to dispose or to direct the disposition of the PurchasePooling Securities.

         (c) On December 14, 2000, Catalyst loaned $620,000 to the Issuer and the Issuer issued to Catalyst its convertible promissory note, dated December 14, 2000, in the original principal amount of $620,000 (the "Catalyst Note"). The Catalyst Note bears interest at the rate of 8% per annum and matures on June 30, 2001. All or any portion of the principal balance of Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock at an initial conversion price of $1.50 per share. The Catalyst Note is secured by a Security agreement, dated as of December 14, 2000, among the Company and Catalyst. The foregoing response is qualified in its entirety by reference to the Catalyst Note and the Security Agreement, copies of which are filed as Exhibits 99.15 and 99.16, respectively, and incorporated into this response by reference.

         (d)      Not applicable.

         (e) IEO ceased to be the beneficial owner of more than five percent of the Common Stock as of May 1, 1999.

                  Infinity ceased to be a beneficial owner of more than five percent of the Common Stock as of October 23, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended to add the following at the end thereof:

                  On December 14, 2000, Catalyst loaned $620,000 to the Issuer and the Issuer issued to Catalyst its convertible promissory note, dated December 14, 2000, in the original principal amount of $620,000 (the "Catalyst Note"). The Catalyst Note bears interest at the rate of 8% per annum and matures on June 30, 2001. All or any portion of the principal balance of Catalyst Note is convertible, at the option of the holder and at any time, into Common Stock at an initial conversion price of $1.50 per share. The Catalyst Note is secured by a Security agreement, dated as of December 14, 2000, among the Company and Catalyst. The foregoing response is qualified in its entirety by reference to the Catalyst Note and the Security Agreement, copies of which are filed as Exhibits
                  99.15 and 99.16, respectively, and incorporated into this response by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.



EXHIBIT NO.       TITLE OF EXHIBIT
-----------       ----------------
A                 Agreement regarding filing of Schedule 13D.

99.15             Convertible Note, dated as of December 14, 2000, of Edge
                  Technology Group, Inc. in the original principal amount of $620,000. (Filed herewith)


CUSIP NUMBER 928430 10 7                13D/A                      Page 14 of 18


99.16 Security Agreement, dated as of December 14, 2000, between among Edge Technology Group, Inc. and Catalyst Master Fund,
                  L.P. (Filed herewith)


                            (SIGNATURE PAGE FOLLOWS)

CUSIP NUMBER 928430 10 7                13D/A                      Page 15 of 18


         After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  December 22, 2000.

                           INFINITY EMERGING HOLDINGS SUBSIDIARY
                           LIMITED
                           By:   Dungate Limited, its Director


                                 By:  /s/ James E. Martin
                                      ------------------------------------------
                                      James E. Martin, Director


                           GLACIER CAPITAL LIMITED


                           By:   /s/ James A. Loughran
                                 -----------------------------------------------
                                 James A. Loughran, Director


                           SUMMIT CAPITAL LIMITED


                           By:   /s/ James A. Loughran
                                 -----------------------------------------------
                                 James A. Loughran, Director


                           PURCHASEPOOLING INVESTMENT FUND
                           By:   HW Capital, L.P., its manager
                                 By:  HW Capital, L.L.C., its general partner


                                      By:   /s/ J. Keith Benedict
                                            ------------------------------------
                                            J. Keith Benedict, Vice President


                           CATALYST MASTER FUND, L.P.
                           By:  Catalyst GP Ltd., its general partner


                                By:  /s/ J. Keith Benedict
                                     -------------------------------------------
                                     J. Keith Benedict, Vice President




      Attention: Intentional misstatements or omissions of fact constitute
              Federal criminal violations (See 18 U.S.C.ss. 1001).

CUSIP NUMBER 928430 10 7                13D/A                      Page 16 of 18


                                   SCHEDULE A



         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Emerging Holdings Subsidiary Limited.



     Name and Citizenship                                         Present Principal                Position
              or                                                    Occupation or                    with
    Place of Organization                Business                    Employment                Reporting Person
    ---------------------                --------                    ----------                ----------------
       Dungate Limited              38 Hertford Street           Financial Services                Director
     (Nevis, West Indies)         London, England W1Y 7TG

         SECORP Ltd.                38 Hertford Street           Financial Services                Secretary
     (Nevis, West Indies)         London, England W1Y 7TG


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited.



     Name and Citizenship                                         Present Principal                Position
              or                                                    Occupation or                    with
    Place of Organization                Business                    Employment                Reporting Person
    ---------------------                --------                    ----------                ----------------
      James A. Loughran             38 Hertford Street                 Lawyer                      Director
           (Irish)                London, England W1Y 7TG

         Cofides S.A.               38 Hertford Street           Financial Services                Director
     (Nevis, West Indies)         London, England W1Y 7TG

       James E. Martin              37 Shepherd Street               Accountant                  President and
          (British)               London, England W1Y 7LH                                          Treasurer

        SECORP Limited              38 Hertford Street           Financial Services                Secretary
     (Nevis, West Indies)         London, England W1Y 7TG


CUSIP NUMBER 928430 10 7                13D/A                      Page 17 of 18


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Summit Capital Limited.



     Name and Citizenship                                         Present Principal                Position
              or                                                    Occupation or                    with
    Place of Organization                Business                    Employment                Reporting Person
    ---------------------                --------                    ----------                ----------------
      James A. Loughran             38 Hertford Street                 Lawyer                      Director
           (Irish)                London, England W1Y 7TG

         Cofides S.A.               38 Hertford Street           Financial Services                Director
     (Nevis, West Indies)         London, England W1Y 7TG

       James E. Martin              37 Shepherd Street               Accountant                  President and
          (British)               London, England W1Y 7LH                                          Treasurer

        SECORP Limited              38 Hertford Street           Financial Services                Secretary
     (Nevis, West Indies)         London, England W1Y 7TG


                                    EXHIBIT A

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendment thereto) with respect to the Common Stock of Edge Technology Group, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 22 day of December, 2000.

                           INFINITY EMERGING HOLDINGS SUBSIDIARY
                           LIMITED
                           By:   Dungate Limited, its Director


                                 By:  /s/ James E. Martin
                                      ------------------------------------------
                                      James E. Martin, Director


                           GLACIER CAPITAL LIMITED


                           By:   /s/ James A. Loughran
                                 -----------------------------------------------
                                 James A. Loughran, Director


                           SUMMIT CAPITAL LIMITED


                           By:   /s/ James A. Loughran
                                 -----------------------------------------------
                                 James A. Loughran, Director


                           PURCHASEPOOLING INVESTMENT FUND
                           By:   HW Capital, L.P., its manager
                                 By:  HW Capital, L.L.C., its general partner


                                      By:   /s/ J. Keith Benedict
                                            ------------------------------------
                                            J. Keith Benedict, Vice President


                           CATALYST MASTER FUND, L.P.
                           By:  Catalyst GP Ltd., its general partner


                                By:  /s/ J. Keith Benedict
                                     -------------------------------------------
                                     J. Keith Benedict, Vice President